

December 31, 2013

Via E-mail
Steven W. Streit
Principal Financial Officer
Green Dot Corporation
3465 E. Foothill Blvd.
Pasadena, California 91107

  Re: **Green Dot Corporation**
     Form 10-K for Fiscal Period Ended December 31, 2012
     Filed March 1, 2013
     Form 10-Q for the Period Ended September 30, 2013
     Filed November 8, 2013
     File No. 001-34819

Dear Mr. Streit:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Period Ended December 31, 2012

Notes to Consolidated Financial Statements

Note 21 – Selected Unaudited Quarterly Financial Information, page 86

1. We note the disclosures that during the fourth quarter of 2012, the company implemented new control procedures over the settlement of cardholder funds. As a result of these new controls, an error was identified relating to the calculation of overdrawn account balances that affected the financial results for the first, second and third quarters of 2012. The company determined that the effects of the error were not material to any previously

reported period but the cumulative effect of correcting the error in the fourth quarter of 2012 would be material. As it relates to the error identified, please address the following:

- Address why the quarterly disclosures only address the 2012 interim periods when the fourth quarter of 2011 was also impacted by the error;
- Provide us with the adjusting entry's made to the 4th quarter of 2012 financial statements to correct the error and any related memos that describe the nature of the adjustments;
- Explain to us, in specific detail, the nature of the new internal controls implemented that led to the identification of the error relating to the overdrawn account balances;
- Tell us whether the errors helped you to meet or exceed projected earnings for any of the quarters impacted by the error, and
- Provide us with your materiality analysis for all of the periods impacted by the error.

Form 10-Q for the Period Ended September 30, 2013

Notes to Consolidated Financial Statements

Note 4 – Accounts Receivable

2. Please tell us and revise in future filings, to address the reasons for classifying accounts receivable as both current and non-current assets.

Deposits

3. Please revise in future filings, to provide interim period information on deposits similar to the information provide in Note 8 to the year end audited financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please address questions regarding all comments to Marc Thomas, Staff Accountant, at (202) 551-3452 or, if you thereafter need further assistance, to me at (202) 551-3752.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief